

July 15, 2014

<u>Via E-mail</u>
Carlos Domenech
Chief Executive Officer
TerraForm Power, Inc.
12500 Baltimore Avenue
Beltsville, Maryland 20705

> **Re: TerraForm Power, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 8, 2014**
> **File No. 333-196345**

Dear Mr. Domenech:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 85</u>

1. Explain to us how you calculated net tangible book value per share as of March 31, 2014 both after giving effect to the Formation Transactions and after giving effect to the Organization Transactions, including the offering and the private placements. In doing so, tell us the number of shares used in the calculation before giving effect to the offering shares and clarify how you determined the $169 million net tangible book value used in the pre-offering calculation.

<u>Unaudited Pro Forma Condensed Consolidated Financial Statements, page 102</u>

2. We have read your response to comment 5 of our letter dated July 2, 2014. We note that you will base the aggregate number of Class B and B1 units of Terra LLC and your Class B common shares to be issued in the Mt. Signal acquisition on your initial public offering price per share. If true, please clarify why you believe your subsidiary units and your

Class B common shares have the same fair value as your Class A common shares. If you do not believe the fair values are equivalent, please tell us in sufficient detail the methods used to determine the fair values of your Class B common shares and Terra LLC's Class B and B1 units.

Critical Accounting Policies and Estimates, page 137

Stock-based Compensation, page 139

3. We note that you intend to effect a 112.7917-for-one stock split of your Class A common stock prior to the completion of your offering. Please tell us if your assumed $19-21 IPO range is on a pre- or post-split basis and reconcile your IPO price to the historical grant date fair values used in your Class A and Restricted Class C share issuances listed on page 140. Please also tell us if you plan to retroactively present the Class A, Class B and Class C common share splits discussed on page 224 within your filing.

Revenue Recognition, page F-89

4. We have read your response to comment 7 of our letter dated July 2, 2014. Please separately present Mt. Signal's green credit revenue within incentive revenues on your pro forma statements of operations and your tables on pages 106 and 109 or tell us why such presentation would not be appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dennis M. Myers, P.C.